AB 12/17



SECUR[illegible]ION

12062138

SEC Mail Processing Section
DEC 12 2012
Washington DC
401

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-15844

8-15644

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/11 (MM/DD/YY) AND ENDING 09/30/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FEDERATED SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

680 PARK AVENUE
(No. and Street)

HUNTINGTON	NY	11743-3977
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TAMAS B. REVAI, CPA
(Name – *if individual, state last, first, middle name*)

48 WEST 48th STREET	NEW YORK	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JUDITH KING, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FEDERATED SECURITIES, INC., as of SEPTEMBER 30, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CARL LANZISERA
Notary Public, State of New York
No. 4999241
Qualified in Suffolk County
Commission Expires July 20, 2014

Signature

CHAIRPERSON

Title

12/10/12

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TAMAS B. REVAI

CERTIFIED PUBLIC ACCOUNTANT

CERTIFIED VALUATION ANALYST

48 WEST 48th STREET,
NEW YORK, NY 10036
Tel.: (212) 391-2761 Fax: (212) 391-2762
e-mail: revai @ usa.net

INDEPENDENT AUDITOR'S REPORT

Federated Securities, Inc.
680 Park Avenue
Huntington, N.Y. 11746

We have audited the accompanying statement of financial condition of Federated Securities, Inc. as of September 30, 2012 and 2011, and the related statements of operations and accumulated deficit, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Federated Securities, Inc. as of September 30, 2012 and 2011, and the result of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedule of Computation of Net Capital for Broker Dealers Pursuant to Rule 15c3-1 and the Reconciliation to the Computation of Net Capital Included in Part IIA of Form X-17A-5 and the Schedule of Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole



Tamas B. Revai, C.P.A.

December 10, 2012

FEDERATED SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITIONS
as of
September 30,

ASSETS

	2012	2011
Current Assets		
Cash and Cash Equivalents	$ 28,048	$ 38,378
Clearing Deposit	35,000	35,000
Commissions Receivable, including $18,934 from mutual funds in 2012 and $3,736 in 2011	38,642	14,486
Total Current Assets	**$ 101,690**	**$ 87,864**
Total Assets	**$ 101,690**	**$ 87,864**

LIABILITIES AND STOCKHOLDER'S EQUITY

	2012	2011
Current Liabilities		
Accounts Payable and Accrued Expenses	$ 42,349	$ 32,532
Total Current Liabilities	**$ 42,349**	**$ 32,532**
Subordinated Loans from Stockholder	$ 50,000	$ 50,000
Total Liabilities	**$ 92,349**	**$ 82,532**
Stockholder's Equity		
Capital Stock, no par value, 1,000 shares authorized, 100 shares issued and outstanding	$ 12,000	$ 12,000
Paid in Capital	5,000	5,000
Accumulated Deficit	(7,659)	(11,668)
Total Stockholder's Equity	**$ 9,341**	**$ 5,332**
Total Liabilities and Stockholder's Equity	**$ 101,690**	**$ 87,864**

The accompanying notes are an integral part of the financial statements.



Tamas B. Revai, C.P.A.

FEDERATED SECURITIES, INC.
STATEMENT OF OPERATIONS and ACCUMULATED DEFICIT
For the Years Ended September 30,

	2012	2011
Revenues:		
Commissions – Net	$ 326,252	$ 255,605
Service Fees	750	-0-
Interest and Dividends	82	424
Total Revenues	**$ 327,084**	**$ 256,029**
Expenses:		
Salaries	$ 66,020	$ 53,430
Commissions	160,378	121,289
Rent	22,000	12,750
Insurance	3,970	4,321
Professional Fees	6,110	7,210
Communications	5,081	4,982
Payroll and State Taxes	8,506	5,873
Office Expenses	36,297	32,151
Regulatory Fees	6,122	4,285
Dues and Publications	1,919	1,706
Interest	3,040	3,000
Employee Benefits	3,632	5,382
Total Expenses	**$ 323,075**	**$ 256,379**
Net Income (Loss)	**$ 4,009**	**$ (350)**
Accumulated Deficit at Beginning of Year	$ (11,668)	$ (11,318)
Accumulated Deficit at End of Year	**$ (7,659)**	**$ (11,668)**

The accompanying notes are an integral part of the financial statements.



Tamas B. Revai, C.P.A.

FEDERATED SECURITIES, INC.
STATEMENT OF CHANGES IN FINANCIAL CONDITION
For the Years Ended
September 30,

	2011	2011
Cash flows from operating activities:		
Net Income/(Loss)	$ 4,009	$ (350)
Adjustments needed to reconcile net income (loss) to net cash provided by (used in) operating activities		
Changes in Current Assets and Current Liabilities:		
(Increase) Decrease in Commissions Receivable	(24,156)	(7,079)
Increase (Decrease) in Accounts Payable and Accrued Expenses	9,817	9,279
Net cash provided by (used in) operating activities	**$ (10,330)**	**$ 1,850**
Increase / (Decrease) in Cash	**$ (10,330)**	**$ 1,850**
Cash - Beginning of year	38,378	36,528
Cash - End of Year	**$ 28,048**	**$ 38,378**
Supplemental cash flow disclosures:		
Cash paid during the year for:		
Interest	$ 3,040	$ 3,000
Income Taxes	$ 800	$ 75

The accompanying notes are an integral part of the financial statements.

Tamas B. Revai, C.P.A.



FEDERATED SECURITIES, INC.
CHANGES IN STOCKHOLDER'S EQUITY
For the years then ended
September 30,

	2012	2011
Capital Stock	$ 12,000	$ 12,000
Paid in Capital	$ 5,000	$ 5,000
Accumulated Deficit at Beginning of Year	$ (11,668)	$ (11,318)
Net Income/ (Loss)	4,009	(350)
Accumulated Deficit at End of the Year	$ (7,659)	$ (11,668)
Total Stockholder's Equity	$ 9,341	$ 5,332

The accompanying notes are an integral part of the financial statements.



Tamas B. Revai, C.P.A.

FEDERATED SECURITIES, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS
For the Years Ended September 30,

	2012	2011
Subordinated Loan – October 1,	**$ 50,000**	**$ 50,000**
Additional Loans	-0-	-0-
Deduct Expired Subordination	-0-	-0-
Subordinated Loans – September 30,	**$ 50,000**	**$ 50,000**

The accompanying notes are an integral part of the financial statements.



Tamas B Revai, C.P.A.

FEDERATED SECURITIES, INC.
BASIC NET CAPITAL REQUIREMENT
as of
September 30,

	2012	2011
Ownership Equity	$ 9,341	$ 5,332
Add: Subordinated Loan from Stockholder	50,000	50,000
Total Capital	$ 59,341	$ 55,332
Less: Non-allowable Assets	18,934	3,736
Net Capital	$ 40,407	$ 51,596
Capital Requirement	$ 5,000	$ 5,000
Excess Net Capital	$ 35,407	$ 46,596
Excess Net Capital at 1,000%	$ 31,172	$ 43,343

The accompanying notes are an integral part of the financial statements.



Tamas B. Revai, C.P.A.

FEDERATED SECURITIES, INC.
Computation for Determination of Reserve Requirements for Brokers and Dealers
Pursuant to Rule 15c3-3
September 30, 2012

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

The accompanying notes are an integral part of the financial statements.



Tamas B. Revai, C.P.A.

FEDERATED SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
September 30, 2012 and 2011

Organization and Operations:

Federated Securities, Inc. (Company) is a broker-dealer registered under Section 15(b) of the Securities Exchange Act of 1934. The company is currently a member of the Financial Industry Regulatory Authority (FINRA), the securities industry's non-governmental regulatory organization, formed by consolidation of the regulatory operations of FINRA and NYSE. The Company was formed in New Jersey on February 9, 1970. The Company engages in selling stocks, mutual funds, annuities and tax shelters. Most of its income is derived from commissions. The Company has few fulltime and several part time brokers.

The Company clears and maintains its customer's accounts through RBC Dain. There are no concentration in the sale on behalf of any of the mutual funds it places customers in.

The company is exempt from the provision of rule 15C3-3

Summary of Significant Accounting Policies:

Basis of Accounting

The Accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of American.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Values of Financial Instruments

FASB Accounting Standard Codification ("ASC") Section 50-10, Fair Value of Financial Instruments, requires the Company to disclose values for its financial instruments. Fair value estimates, methods and assumptions are set forth below for the Company's financial instruments: The carrying amount of cash, accounts receivable, other current assets, accounts payable and accrued expenses, approximate fair value because of the short maturity of those instruments. The carrying amount of the subordinated loans payable to stockholder approximates fair value because it is due and payable at it face amount plus accrued interest at maturity.

Cash Equivalents

The Company considers securities with maturity of three months or less, when purchased to be cash equivalents.



Tamas B. Revai C.P.A.

Deposits with Clearing Brokers:

The Company as an introducing broker is required under the terms of its fully disclosed clearing agreement with its clearing broker to maintain collateral accounts during the term of the agreement. The Company has an agreement with RBC Dain to clear all securities through their facilities. As of September 30, 2012 and 2011 the security balance with the clearing broker was $35,000.

Fixed Assets

Fixed Assets are carried at cost and are depreciated over their estimated useful lives of 3 to 5 years, using accelerated methods. Maintenance and repairs are charged against results of operations as incurred. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from accounts, any resulting gain or loss is reflected in income.

Income Taxes

Temporary differences and carryovers give rise to deferred tax assets and liabilities. The principal components of the deferred tax assets related to net operating loss carryovers. As of September 30, 2012, the Company had net operating loss carryovers approximating $ 500 for Federal and state purposes. The net operating loss carryovers expire at various dates through 2025, and because of the uncertainty in the Company's ability to utilize the net operating loss carryovers, a full valuation allowance of approximately $100 has been provided on the deferred tax asset at September 30, 2012.

FASB Accounting Standard Codification ("ASC") Section 50-15, Unrecognized Tax Benefit Related Disclosure, created a single model to address accounting for uncertainty in tax positions. ASC 50-15 Paragraph d, clarifies the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. ASC also provides guidance on derecognition, measurement, classification, interest, and penalties, accounting in interim periods, disclosure and transition.

Interest costs and penalties related to income taxes are classified as interest expense and general and administrative costs, respectively, in the Company's financial statements. For the year ended September 30, 2012 and 2011, the Company did not recognize any interest or penalty expense related to income taxes. The Company is currently subject to a three year statute of limitations by major tax jurisdictions. The Company files income tax returns in the U. S federal jurisdiction and New York State.

Subordinated Loan:

Judith C. King, the Chairwoman and sole shareholder of the Company, is owed $50,000 of subordinated loans from the Company, due at 6% interest. Interest of $3,000.00 was paid during both fiscal years

EFFECTIVE DATE	MATURITY DATE	AMOUNT
December 1, 1998	December 1, 2013	$ 35,000
December 30, 1998	December 30, 2013	15,000
Total		**$ 50,000**

Tamas B. Revai, C.P.A.



Net Capital Requirement:
The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital as defined, to not exceed 15 to 1. At September 30, 2012, the Company's minimum capital requirement was $2,823. The Company is required at all times to maintain minimum capital of no less than $5,000. At September 30, 2012, the Company had net capital of $40,407. The Company had an aggregate indebtedness to net capital ratio of 1.1 to 1.

Related Party Transactions:

Rent:

The offices of the Company are located in the building owned by the Chairperson and sole stockholder of the Company. There are separate electric meters for the offices. The other related expenses are charged and paid by alternate months from the Company's funds. Rents are charged and paid by the Company.

During the years end September 30, 2012 and 2011, rent expense incurred by the Company to the Chairperson and sole stockholder of Company totaled $22,000 and $12,750, respectively.

Commitments, Contingencies and Guarantees

As of the date of the audit, the Company does not have knowledge of any commitments, contingencies or guarantees, which may create future obligations and might be asserted against the Company.



Tamas B. Revai, C.P.A.

FEDERATED SECURITIES, INC.

Schedule of Computation of Net Capital for Brokers and Dealers

UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
as of
September 30, 2012

Assets	$ 101,690
Less Liabilities	92,349
Total Owners Equity	**$ 9,341**
Plus Subordinated Loans	50,000
Less Non-Allowables (Commissions receivable from mutual funds)	(18,934)
Net Capital Before Haircuts and Undue Concentration	**$ 40,407**
Less Haircuts and Undue Concentration	-0-
Net Capital	**$ 40,407**
Minimum Capital Requirement – Calculated as the higher of Aggregated Indebtness of $42,349X 6.6667%=$2,823 or $5000.	$ 5,000
Excess Net Capital	$ 35,407
Total Aggrregated Indebtness	$ 42,349
Percentage of Aggregated Indebtness to Net Capital	120%

Reconciliation to the Computation of Net Capital Included In Part IIA of Form X-17a-5 as of September 30, 2012

Net Capital included in Part IIA of Form X-17a-5 as of September 30, 2012	$ 50,631
Adjustments – See below*	(10,224)
Net Capital per above	$ 40,407

***Adjustments**	
Increase in Commissions Receivable	$ 12,925
Decrease in Other Assets	(448)
Increase in Accounts Payable and Accrued Expenses	(9,776)
Increase in Net Income	2,701
Increase in Non-allowable Assets – Commissions Receivable from Mutual Funds	$ (12,925)
Total	**$ (10,224)**

The accompanying notes are an integral part of the financial statements.



INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROLL REQUIRED BY SEC RULE 17a-5

FEDERATED SECURITIES, INC

In planning and performing our audit of the financial statements of Federated Securities, Inc. for the year ended September 30, 2012 we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Federated Securities, Inc., that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following.

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROLL REQUIRED BY SEC RULE 17a-5

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy that the Company's practices and procedures were adequate at September 30, 2012 to meet SEC's objectives.

We did not find material inadequacies in the operation of Federated Securities, Inc. during the examination of the Company's financial statements as of September 30, 2012 and 2011 and for years then ended

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and related regulations, of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Tamas B. Revai, C.P.A.
December 10, 2012

Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation For the Year Ended September 30, 2012

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Transitional Assessment Reconciliation Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2012, which were agreed upon by Federated Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc and SIPC, solely to assist you and the other special parties in evaluating compliance with the applicable instruction of the Transitional Assessment Reconciliation (Form SIPC-7)

Management is responsible for the firm's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and our findings are as follow:

1) Compared Listed assessment payments on SIPC-7 with respective cash disbursements journals, noting no differences.
2) Compared the amounts reported on the audited form X-17A-5 for the year ended September 30, 2012 as applicable with the amounts reported in form SIPC-7 as amended for the year ended September 30, 2012, noting no differences.
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 as amended schedules and working papers supporting the adjustments, noting no differences.

My findings are included on the attached SIPC Transitional Assessment Reconciliation Schedule. I was not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Tamas B. Revai, C.P.A.
December 10, 2012

FEDERATED SECURITIES, INC.
SIPC Transitional Assessment Reconciliation
September 30, 2012

General Assessment Calculation:

Total Revenue	**$ 326,252**
Deductions	**295,174**
SIPC Net Operating Revenues	**$ 31,078**
Rate	**.0025**
General Assessment Due	**$ 77.70**
Less Payments SIPC-6 and SIPC-7	**$ 83.00**
Over Payment	**$ 5.30**

See Independent Accountant's Report on Applying Agreed-UponProcedures



SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended SEPTEMBER 30, 20 12
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

FEDERATED SECURITIES, INC.
PO BOX 2679
HUNTINGTON STATION, NY 11746-0531

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 77.70

B. Less payment made with SIPC-6 filed (exclude interest) ( )

_______ Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 77.70

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 77.70

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 83

H. Overpayment carried forward $(5.30)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Federated Securities, Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Chairperson
(Title)

Dated the 10th day of Dec, 20 12.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning OCTOBER 1, 20 11
and ending SEPTEMBER, 20 12
Eliminate cents

Item No.		Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 326,252
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		0
(2) Net loss from principal transactions in securities in trading accounts.		0
(3) Net loss from principal transactions in commodities in trading accounts.		0
(4) Interest and dividend expense deducted in determining item 2a.		0
(5) Net loss from management of or participation in the underwriting or distribution of securities.		0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		0
(7) Net loss from securities in investment accounts.		0
Total additions		0
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		292134
(2) Revenues from commodity transactions.		0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		0
(4) Reimbursements for postage in connection with proxy solicitation.		0
(5) Net gain from securities in investment accounts.		0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ____		0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ 3040	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$	
Enter the greater of line (i) or (ii)		3040
Total deductions		295174
2d. SIPC Net Operating Revenues		$ 31078
2e. General Assessment @ .0025		$ 77.70

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